November 9, 2010

Via EDGAR

Mr. Jeff Jaramillo

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Image Sensing Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 24, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Form 8-K/A filed August 4, 2010
File No. 000-26056

Dear Mr. Jaramillo:

By letter dated August 30, 2010, you commented on our Form 10-Q for the fiscal quarter ended March 31, 2010 and our Form 8-K/A filed on August 4, 2010 (the “August Form 8-K/A”).  We responded in our letter dated September 28, 2010, which addressed comment 1 and comment 3 of your comment letter.  This letter addresses comment 2 and comment 4, as described below.  Each of these comments is included and numbered in the same order as in your letter and is followed by our response.

Form 8-K/A filed August 4, 2010

Exhibit 99.1

Report of Independent Auditors, page 3

2.             We see that you completed the acquisition of Citysync Limited a Company based in the United Kingdom and note that the financial statements of Citysync Limited have been audited, “in accordance with applicable law and International Standards on Auditing (UK and Ireland).”  Please note that the instructions to Item 8.A.2 of the Form 20-F require that the financial statements must be audited in accordance with U.S. and Commission standards for auditor independence.  Please amend the Form 8-K to address the following:

•	Include financial statements of Citysync Limited that have been audited in accordance with U.S. generally accepted auditing standards as required by Item 8.A.2 of Form 20-F.

Mr. Jeff Jaramillo

United States Securities and Exchange Commission

November 9, 2010

•

Have your independent auditors include a report that complies with, and is substantially similar to the examples of reports provided in, paragraph 8 of AU Section 508.  In addition, please provide a report that is signed by the auditing firm rather than by an individual on behalf of the auditing firm, or advise us.

Response:  As set forth in our response letter dated September 28, 2010, we agree with the foregoing comments.  To address them, on November 3, 2010, we filed a Form 8-K/A (the “November Form 8-K/A”) that amends our Form 8-K filed on June 23, 2010, as amended by the August Form 8-K/A.  Exhibit 99.1 to the November Form 8-K/A:

•

Includes financial statements of CitySync Limited (“CitySync”) that have been audited in accordance with U.S. generally accepted auditing standards as required by Item 8.A.2 of Form 20-F and, as a matter of course, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in U.S. dollars; and

•

Includes a report from an independent auditor that complies with and is substantially similar to examples of reports provided in paragraph 8 of AU Section 508 and that is signed by the auditing firm rather than an individual on behalf of the auditing firm.

Exhibit 99.3

4.             Please revise the introductory paragraphs of the Unaudited Pro Forma Condensed Financial Statements to clearly disclose whether the CitySync financial statements are presented in accordance with US GAAP or UK GAAP.  If the amounts presented are in accordance with UK GAAP, please revise to provide the required reconciliation to US GAAP, at the level of detail required by Item 17 of Form 20-F.  In addition, disclose the foreign exchange rate used to translate the amounts from Pounds Sterling to US dollars and revise the filing to disclose the method you used to translate currencies.  Please note that the method applied must be consistent with paragraphs 40-1, 45-3, 45-12, and 55-10 of FASB ASC 830-30 (formerly paragraphs 12 through 14 of SFAS No. 52).

Response:  In Exhibit 99.3 to the November Form 8-K/A, we revised the third, fourth, fifth and sixth introductory paragraphs under the caption “Unaudited Pro Forma Condensed Combined Financial Statements” of the August Form 8-K/A to clearly disclose that the CitySync financial statements are presented in accordance with U.S. GAAP and to disclose the foreign exchange rate used to translate the amounts from British pounds to U.S. dollars and the method we used to translate currencies, which is consistent with 830-30, Translation of Financial Statements (formerly Statement 52, Foreign Currency Translation).  Because the CitySync financial statements included in the November Form 8-K/A were prepared in accordance with U.S. GAAP by a U.S. accounting firm as described above, your request for a reconciliation to U.S. GAAP is no longer applicable.

Mr. Jeff Jaramillo

United States Securities and Exchange Commission

November 9, 2010

In addition, the pro forma financial statements included in Exhibit 99.3 were updated to incorporate CitySync’s U.S. GAAP financial statements and other purchase accounting adjustments identified between the acquisition date and the date of the November Form 8-K/A.

We hereby acknowledge to the Commission that:

•	Image Sensing Systems, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Image Sensing Systems, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Commission’s comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses.  You may feel free to contact me directly at (651) 603-7700.

Sincerely,

/s/  Gregory R. L. Smith

Gregory R. L. Smith

Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

cc:	Joshua Bushard, Grant Thornton LLP Michele D. Vaillancourt, Winthrop & Weinstine, P.A.